UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

OMB APPROVAL
Check One: [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR	OMB Number: 3235-02058
Expires: May 31, 2012
For Period Ended :September 30, 2012	Estimated average burden
[ ]Transition Report on Form 10-K	hours per response…2.50
[ ]Transition Report on Form 20-F	SEC FILE NUMBER: 0-21384
[ ]Transition Report on Form 11-K	CUSIP NUMBER: 30705R 10 5
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR
For the Transition Period Ended:____________________

PART I -- REGISTRANT INFORMATION

International Packaging and Logistics Group Inc.

Full Name of Registrant

7700 Irvine Center Drive, Suite 870

Address of Principal Executive Office (Street and Number)

Irvine, CA  92612

City, State and Zip Code

PART II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b) , the following should be completed.

(Check box if appropriate.)  [X]

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, of Form N-CSR or portion thereof,  will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10 D, or portion thereof, will be filed on or before the fifth calendar day following thee prescribed due date; and

☒	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report, or portion thereof, could not be filed within the prescribed time period.

The review of the financials by the outside auditors will be completed on or about October 16, 2012.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Owen Naccarato	949	851-9261
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") or Section 30 of the Investment Company Act of 1940 during the preceding twelve months (or for such shorter period that the registrant was required to filer such reports) been filed?
  [X] YES [ ] NO

If the answer is no, identify reports.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report, or portion thereof?
                                                                                                                   [ ] YES [X] NO
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

International Packaging and Logistics Group Inc

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2012	By	/s/ Owen Naccarato
Owen Naccarato CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.